

July 5, 2022

Jonas Grossman
Chief Executive Officer
Chardan NexTech Acquisition 2 Corp.
17 State Street, 21st Floor
New York, New York 10004

> **Re: Chardan NexTech Acquisition 2 Corp.**
> **Registration Statement on Form S-4**
> **Filed June 17, 2022**
> **File No. 333-265713**

Dear Mr. Grossman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed June 17, 2022

General Risk Factors
The uncertainty in global economic conditions, page 56

1. You disclose that you may be unable to offset material price inflation through increased prices to customers. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Fairness Opinion of Duff & Phelps, page 90

2. We note your response to our prior comment seven. You state that Duff & Phelps delivered its opinion to the Chardan Board "solely in their capacity as members of the Chardan Board." This appears to be a limitation on reliance by shareholders in the fairness opinion. Shareholders are entitled to rely upon all disclosure contained in the

registration statement/proxy, especially as it relates to the fairness of the consideration to be paid. Please delete this limitation here and in Annex I.

U.S. Federal Income Tax Considerations, page 153

3.   Please revise the tax disclosure in your registration statement to: (i) Remove language that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given; and (ii) state in your disclosure that the discussion is the opinion of tax counsel and identify counsel. Also, we note your intention and expectation that the transaction qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Please revise your disclosure to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization and include appropriate risk factor disclosure. In addition, please also file a tax opinion as an exhibit to the filing. Refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4, and, for guidance, Section III of Staff Legal Bulletin No. 19.

Chardan's Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 169

4.   We note your response to prior comment 10; however, we continue to note an inconsistency in your disclosures. Although you now disclose here that ASU 2020-06 is effective for you on January 1, 2024 and you are currently assessing the impact of adoption, you disclose in the notes to your financial statements on page F-15 that ASU 2020-06 is effective for you on January 1, 2024 and you early adopted on January 1, 2021. Please correct or reconcile these disclosures.

Certain Projected Financial Information Of Dragonfly, page 202

5.   We note your response to our prior comment 11. Where possible, please quantify the material estimates and assumptions used to prepare the Dragonfly Projected Financial Information. Please also expand your disclosure to discuss how these projections relate to Dragonfly's historical financial results.

Unaudited Pro Forma Condensed Combined Financial Information, page 206

6.   We note the Earnout Shares are expected to be recognized at fair value upon the closing of the Business Combination and classified in stockholders' equity. We also note the preliminary fair value of the Earnout Shares is $288.8 million. Based on the terms of the Earnout Shares, please more fully explain how you determined the accounting treatment for these shares and how you determined equity classification is appropriate. Please also disclose and more fully explain how you determined the preliminary fair value of the Earnout Shares, including the material assumptions.

7.   We note the new shares of common stock that will be issued to Dragonfly Equity Holders

will be allocated between the holders of Dragonfly common stock and options to acquire Dragonfly common stock, after the conversion of Dragonfly preferred stock into Dragonfly common stock. Please more fully disclose the conversion terms of the preferred stock. We also note disclosures in the forepart of the filing that all Dragonfly options will be converted into New Dragonfly options and that the portion of the Aggregate Merger Consideration reflecting the conversion of the Dragonfly options is calculated assuming all New Dragonfly options are net-settled but Dragonfly options may, by their terms, be cash-settled resulting in additional dilution. Please more fully explain the accounting for options, including the exchange of Dragonfly options for New Dragonfly options in the pro forma financial statements. Please also more fully explain the terms of Dragonfly options that could result in cash-settlement and explain how the potential cash settlement was considered in determining the appropriate accounting for options in Dragonfly's historical financial statements.

Dragonfly Related Party Transactions, page 251

8. You disclose Dragonfly's loan to its Chief Financial Officer, Mr. Marchetti. Please tell us on how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the loan Dragonfly has made to Mr. Marchetti.

Interim Financial Statements - Chardan
Condensed Balance Sheets, page F-22

9. Please correct the number of common shares at redemption value that are outstanding as of December 31, 2021 disclosed under redeemable common stock and stockholders' equity (deficit).

General

10. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing